FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

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(1)	Notice to Stock Exchange, “Change in Cost Auditors,” July 9, 2004.
(2)	Press Release, “Dr. Reddy’s Q1 FY05 revenue at Rs.5,108 million; Net income at Rs.173 million,” July 27, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Notice To Stock Exchange

July 9, 2004: The Board of Directors of the Company is scheduled to meet on July 27, 2004 to, inter alia, discuss and take on record the un-audited financial results of the Company for the quarter ended June 30, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s Q1 FY05 revenue at Rs.5,108 million;
Net income at Rs.173 million

Hyderabad, India, July 27, 2004: Dr. Reddy’s Laboratories Ltd. today announced its unaudited financial results for the first quarter ended June 30, 2004.

Notes

1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Key highlights

o	Revenues at Rs 5.1 billion as against Rs 4.8 billion in Q1 FY04; YoY growth of 6%.

o	Product revenues at 4.9 billion as against Rs 4.8 billion in Q1 FY04

o	License fees of Rs 252 million in Q1 FY05. This includes Rs 236 million accounted for DRF 4158, which was received in September 2001. (details on page 5)

o	Revenues outside India at Rs 3.2 billion as against Rs 3.1 billion in Q1FY04; YoY growth of 5%; Contribution at 63% of total revenues.

o	Revenues from US and Europe together contribute Rs 1.9 billion in Q1 FY05; Contribution at 38% of total revenues

o	In Branded Formulations, international revenues increase by 28% to Rs 792 million as against Rs620 million in Q1 FY04. The growth was primarily driven by the performance of Russia and allied markets.

o	Product revenues in Europe at Rs655 million as against Rs412 million in Q1FY04. YoY growth of 59% driven by sales of ramipril API of Rs. 259 million.

o	Operating income before forex loss at Rs366 million as against Rs764 million in Q1FY04.

o	The Company recorded a forex loss of Rs323 million as against a full year gain of Rs283 million for FY04 and a gain of Rs46 million in Q4FY04. This reversal is primarily on account of the change in the rupee-dollar parity during the quarter.

o	Net income is at Rs173 million as against Rs792 million in Q1FY04. This translates to a diluted EPS of Rs2.27 as against Rs10.35 in Q1FY04.

o	R&D investments increased by 61% to Rs525 million as against Rs326 million in Q1FY04. As a % of revenues, R&D expenditure is at 10% as against 7% in Q1FY04.

o	Company invested Rs286 million in drug discovery primarily in the clinical development of DRF 10945 in Canada.

o	Selling, General & Administration (SG&A) expenses increased by 12% to Rs1.6 billion from Rs1.5 billion in Q1FY04. The SG&A expenses in the first quarter are lower compared with SG&A expenses of Rs1.8 billion in Q4FY04 before the exceptional charges recorded for that quarter.

o	Company submitted 2 ANDAs both Para IV filings including 1 first-to-file position. This takes the total ANDAs pending at the USFDA to 37. Of these, 26 include Para IV filings. The Company also filed 1 Drug Master File (DMF) during the quarter. This takes the cumulative DMF filings to 57.

o	In the Active Pharmaceutical Ingredients segment, revenues increased by 17% to Rs1.9 billion as against Rs1.7 billion in Q1FY04. This growth was primarily driven by the growth in India and Europe. Revenues in Europe increased to Rs353 million as against

Rs126 million in Q1FY04 driven by the sales of ramipril, which recorded sales of Rs259 million in Q1FY05. Revenues in India increased by 33% to Rs641 million as against Rs481 million driven by volume growth in key products.

o	In the Branded Formulations segment, revenues in India at Rs1.2 billion as against Rs1.2 billion in Q1FY04. New product launches performed well contributing Rs57 million to the revenues (5% of revenues). Retoz, our brand of etoricoxib, launched in March 2004, became the third largest selling brand in that category, with sales of Rs24 million during the quarter.

Unaudited US GAAP Financials for the quarter ended June 30, 2004

All figures in millions, except EPS

All dollar figures based on convenience translation rate of 1USD = Rs 45.99

EXTRACTED FROM THE UNAUDITED INCOME STATEMENT

	Q1 FY05			Q1 FY04
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Net Product Revenues	106	4,856	95	105	4,812	100	1
License Fees	5	252	5	0	0	—	—
Total Revenues	111	5,108	100	105	4,812	100	6
Cost of revenues	54	2,482	49	47	2,162	45	15
Gross profit	57	2,626	51	58	2,650	55	(1)
Selling, General & Administrative Expenses	36	1,645	32	32	1,464	30	12
R&D Expenses	11	525	10	7	326	7	61
Amortization Expenses	2	89	2	2	96	2	(8)
Operating Income {before Forex (Gain)/Loss}	8	366	7	17	764	16	(52)
Forex Loss/ (Gain)	7	323	6	(2)	(78)	(2)	—
Operating income {after Forex (Gain)/Loss}	1	44	1	18	842	18	(95)
Equity in loss of affiliates	0	11	0	0	14	0	(20)
Other expenses/(income) net	(2)	(112)	(2)	(3)	(141)	(3)	(21)
Income before income taxes and minority interest	3	144	3	21	969	20	(85)
Income tax (benefit)/expense	(1)	(25)	(0)	4	177	4	(114)
Minority interest	0	(5)	(0)	0	0	—	—
Net income	4	173	3	17	792	16	(78)
Diluted EPS	0.05	2.27		0.22	10.35		(78)
Exchange rate	45.99			45.99

Segmental Analysis

Active Pharmaceutical Ingredients (APIs)

o	Revenues at Rs 1.9 billion as against Rs 1.7 billion in Q1FY04; YoY growth of 17%

o	Revenues in India at Rs 641 million as against Rs 481 million in Q1 FY04; YoY growth of 33% driven primarily by the volume growth in key products.

o	Revenues outside India at Rs 1.3 billion as against Rs 1.2 billion in Q1FY04; YoY growth of 11%.

o	Europe contributed 18% of total revenues as against 8% in Q1 FY04. Revenue growth was driven by sales of ramipril, which contributed Rs 259 million in revenues.

o	The Company filed 1 US DMF during the quarter taking the total filings to 57.

Generics

o	Revenues in this segment at Rs 812 million as against Rs 1.2 billion in Q1 FY04.

o	North America contributed 64% to the total revenues and Europe contributed 36%.

o	Fluoxetine capsules 40mg and tizanidine tablets 2 & 4 mg together contributed revenues of Rs293 million as against Rs 788 million in Q1FY04. The revenues declined on account of increased competition over the last four quarters. The revenues of Rs293 million in Q1 FY05 compare with revenues of Rs349 million in Q4FY04.

o	Revenues in Europe grew by 30% to Rs 289 million as against Rs 223 million in Q1 FY04. The growth was driven by the launch of Amlodipine Maleate in Europe.

o	During the quarter, the Company filed 2 ANDAs with Para IV certifications including 1 first-to-file (FTF). This takes the total ANDAs pending at the USFDA to 37. Of these, 26 are Para IVs addressing innovator sales of USD 22 billion (IMS Sept MAT 2003)

Branded Formulations — International

o	Revenues at Rs 792 million, an increase of 28% over Q1 FY04. The growth was primarily driven by the performance of Russia and allied markets.

o	Revenues in Russia grew by 21% to Rs511 million as against Rs424 million in Q1 FY04. The growth was driven primarily by the performance of the key brands of Omez, Keterol and Nise.

o	Other CIS markets grew by 55% to Rs152 million as against Rs 98 million in Q1 FY04. The growth was driven primarily by key markets of Ukraine and Belarus.

Branded Formulations — India

o	Revenues at Rs1.2 billion, a marginal decrease of 1% over Q1 FY04.

o	Omez, our brand of omeprazole increased by 13% to Rs174 million. During the quarter, Omez became the single largest selling brand of omeprazole in India.

o	New product launches contributed 5% to the total revenues at Rs 57 million.

o	Retoz, our brand of etoricoxib, launched in March 2004, is the third largest selling brand in that category, with sales of Rs24 million during the quarter.

Other Businesses

o	Revenues in the critical care & biotechnology segment increased to Rs 127 million.

o	In Drug Discovery, the Company accounted for the upfront license fees of Rs 236 million, received in September 2001, relating to DRF 4158, on completion of all obligations under the agreement. In FY02, the Company had deferred this revenue in accordance with the USGAAP requirements.

o	Revenues from Custom Chemical Services decreased to Rs 10 million from Rs 24 million in Q1 FY04.

Income Statement Highlights

o	Gross Margins on total revenues at 51% as against 55% in Q1 FY04. This decline is primarily on account of the change in the geography and business mix.

o	Investments in R&D increased by 61% to Rs 525 million from Rs 326 million in Q1FY04. As a %, R&D spend is at 10% of total revenues as against 7% in Q1 FY04. Of this, the Company invested 55% in drug discovery primarily on the ongoing clinical development of DRF 10945 in Canada.

o	Selling, General & Administration (SG&A) expenses increased by Rs 181 million to Rs 1.6 billion. As a %, SG&A expenses are at 32% of total revenues as against 30% in Q1 FY04. This compares with the SG&A expenses of Rs 1.8 billion in Q4 FY04 before exceptional charges recorded for that quarter.

o	Other income (net) is at Rs 112 million as against Rs 141 million in Q1 FY04.

o	Depreciation for the quarter is at Rs 207 million as against Rs 172 million for Q1 FY04.

o	Net income at Rs 173 million (3% of total revenues) as against Rs 792 million (16% of total revenues) in Q1FY04. This translates to a diluted EPS of Rs2.27 as against Rs10.35 in Q1 FY04.

General information

The following items were considered and adopted by the Board of Directors of Dr. Reddy’s Laboratories today:

•	Unaudited financial results for the quarter ended June 30, 2004 as required under Clause 41 of the listing agreement.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Investors and Financial Analysts:

Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or

R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: August 5, 2004	By: /s/ V. Viswanath

(Signature)*
V. Viswanath
Company Secretary

*Print the name and title of the signing officer under his signature.